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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                               ASML HOLDING N.V.
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                              (Name of Issuer)

                COMMON STOCK, NOMINAL VALUE EURO 0.02 PER SHARE
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                       (Title of Class of Securities)

                                   N07059111
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                                 (CUSIP Number)

                                 JUNE 27, 2003
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)



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CUSIP NO. N07059111              SCHEDULE 13G                  PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Person

        Koninklijke Philips Electronics N.V.
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  2     Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                             (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        The Netherlands
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    Number of
                           5       Sole Voting Power

     Shares                        18,000,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        18,000,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        18,000,000
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 10     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*[ ]


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 11     Percent of Class Represented by Amount in Row (9)

        3.73%*
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 12     Type of Reporting Person

        HC
--------------------------------------------------------------------------------


---------
* Calculated based on the number of ordinary shares outstanding as reported by ASML Holding N.V.
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Item 1(a)         Name of Issuer.

                  ASML Holding N.V.

Item 1(b)         Address of Issuer's Principal Executive Offices.

                  1110 De Run, 5503 LA Veldhoven, The Netherlands

Item 2(a)         Name of Person Filing.

                  Koninklijke Philips Electronics N.V.

Item 2(b)         Address of Principal Business Office or, if None, Residence.

                  Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

Item 2(c)         Citizenship.

                  The Netherlands

Item 2(d)         Title of Class of Securities.

                  Common Stock, nominal value Euro 0.02 per Share

Item 2(e)         CUSIP Number.

                  N07059111

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  N/A

Item 4            Ownership.

                  (a)      Amount beneficially owned: 18,000,000.

                  (b)      Percent of class: 3.73%.

                  (c)      Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote 18,000,000.

                           (ii)  Shared power to vote or to direct the vote 0.

                           (iii) Sole power to dispose or to direct the
                                 disposition of 18,000,000.

                           (iv) Shared power to dispose or to direct the disposition of 0.




                                   Page 3 of 5
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Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. x

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  N/A

Item 8            Identification and Classification of Members of the Group.

                  N/A

Item 9            Notice of Dissolution of Group.

                  N/A

Item 10           Certification.

                  N/A




                                   Page 4 of 5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 10, 2003                    KONINKLIJKE PHILIPS ELECTRONICS N.V.,

                                        a Netherlands Corporation



                                        By:   [/s/ J.H.M. Hommen]
                                             -----------------------------------
                                             Name: J.H.M. Hommen
                                            Title: Executive Vice-President of
                                                   Royal Philips Electronics,
                                                   Chief Financial Officer and
                                                   Vice-Chairman of the Board
                                                   of Management and the Group
                                                   Management Committee




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